UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM U-9C-3

QUARTERLY REPORT PURSUANT TO RULE 58
December 31, 2002

CINERGY CORP.
139 EAST FOURTH STREET
CINCINNATI, OHIO 45202

*Inquiries concerning this Form U-9C-3 should be directed to:	Bernard F. Roberts Cinergy Corp. 139 East Fourth Street Cincinnati, Ohio 45202 (513) 287-2090

TABLE OF CONTENTS
Item Number
1 2 3 4 5 6a 6b	Organization Chart
Issuances and Renewals of Securities and Capital Contributions
Associate Transactions
Part I - Transactions Performed by Reporting Companies on
   Behalf of Associate Utility Companies
Part II - Transactions Performed by Associate Utility
   Companies on Behalf of Reporting Companies
Summary of Aggregate Investment
Other Investments
Financial Statements
Exhibits
Energy-Related Activities Pursuant to SEC Orders in File No. 70-9803

Signatures

ITEM 1. ORGANIZATION CHART

Name of Reporting Company	Energy or Gas-Related Company	Date of Organization	State of Organization	Percentage of Voting Securities Held	Nature of Business
Omitted for the Fourth Calendar Quarter Pursuant to Instructions for "Item 1".

ITEM 2. ISSUANCES AND RENEWALS OF SECURITIES AND CAPITAL CONTRIBUTIONS*

Company Contributing Capital	Energy-Related Company Receiving Funds	Amount of Capital Contributions
(in thousands)

The Cincinnati Gas & Electric Company (CG&E)

Cinergy Investments, Inc. (Investments)

Investments

Cinergy Capital & Trading, Inc.

Cinergy Capital & Trading, Inc.

LH1, LLC

Cinergy Limited Holdings, LLC

Cinergy Solutions Holding Company, Inc.
(Solutions Holdings)

Solutions Holdings

Solutions Holdings

Solutions Holdings

Solutions Holdings

Solutions Holdings

Solutions Holdings

Solutions Holdings

Solutions Holdings

Solutions Holdings

Cinergy Solutions, Inc. (Solutions)

Solutions

Solutions

Solutions

Solutions

Solutions

Cinergy Ventures, LLC

Cinergy Ventures II, LLC

Cinergy Ventures II, LLC

 KO Transmission Company

 Cinergy Engineering, Inc. (Engineering)

 Cinergy Technology, Inc.

 CinCap IV, LLC (CinCap IV)

 CinCap V, LLC (CinCap V)

 Oak Mountain Products, LLC

 Cinergy Marketing & Trading, LP (Marketing & Trading)

 Trigen-Cinergy Solutions LLC (Trigen-Cinergy)

 Trigen-Cinergy Solutions of Ashtabula LLC

 Trigen-Cinergy Solutions of Baltimore LLC

 Trigen-Cinergy Solutions of Boca Raton, LLC

 Trigen-Cinergy Solutions of Cincinnati LLC

 Trigen-Cinergy Solutions of Orlando LLC

 Trigen-Cinergy Solutions of Rochester LLC

 Trigen-Cinergy Solutions of Silver Grove LLC

 St. Paul Cogeneration LLC

 Trigen-Cinergy Solutions of Tuscola, LLC

 Cinergy Energy Solutions, Inc.

 U.S. Energy Biogas Corporation

 Cinergy GASCO Solutions, LLC

 South Houston Green Power, L.P.

 Oklahoma Arcadian Utilities, LLC

 Shreveport Red River Utilities, LLC

 Nth Power Technologies Fund II, L.P.

 Catalytic Solutions, Inc.

 Metallic Power
$ 537 16,847 3,064 580 371 57,980 72,646 9,702 3,038 1,202 216 3,498 8,965 488 101 14,175 2,678 3,500 12,853 7,285 162,143 3,032 4,930 10,000 ^ 2,500

* Item 2 excludes guarantees issued on behalf of energy related companies by Cinergy as of December 31, 2002, totaling    approximately $229 million. These guarantees are included in Item 4. Summary of Aggregate Investment.
^ The amount of capital contributions is being filed pursuant to Rule 104(b) on a confidential basis.

ITEM 3. ASSOCIATE TRANSACTIONS

PART I - Transactions Performed by Reporting Companies on Behalf of Associate Utility Companies

Reporting Company Rendering Services (1)	Associate Utility Company Receiving Services	Types of Services Rendered	Direct Costs	Indirect Costs	Cost of Capital	Total Amount Billed
(in thousands)
Cinergy Power Generation Services, LLC (Generation Services) Generation Services	CG&E PSI Energy, Inc. (PSI)	Operation and maintenance services Operation and maintenance services	$19,817 10,610	$5,093 2,205	$ 4 2	$24,914 12,817

(1)	All of the services above were rendered pursuant to service agreements approved in File No. 70-9449 (see HCAR No. 27016, May 4, 1999, Exhibits B-1, B-2, and B-3.)

ITEM 3. ASSOCIATE TRANSACTIONS (Continued)

Part II - Transactions Performed by Associate Utility Companies on Behalf of Reporting Companies

Reporting Company Receiving Services	Associate Utility Company Rendering Services (1)	Types of Services Rendered	Direct Costs	Indirect Costs	Cost of Capital	Total Amount Billed
(in thousands)
Cinergy EPCOM, LLC Cinergy One, Inc. Cinergy Solutions of Tuscola, Inc. Cinergy One, Inc. Generation Services Cinergy EPCOM, LLC Cinergy One, Inc.	CG&E CG&E PSI PSI PSI ULH&P ULH&P	Engineering and
construction services

Installation and
maintenance services

Maintenance services

Installation and
maintenance services

Operation and
maintenance services

Engineering and
construction services

Installation and
		maintenance services	$ 25 322 3 214 41 11 9	$ 5 58 - 32 8 2 1	$ - 2 - 1 - - -	$ 30 382 3 247 49 13 10

(1)	All of the services above were rendered pursuant to service agreements approved in File No. 70-9449 (see HCAR No. 27016, May 4, 1999, Exhibits B-1, B-2, and B-3.)

ITEM 4. SUMMARY OF AGGREGATE INVESTMENT

December 31, 2002
(in thousands)
Investments in Energy-Related Companies:

   Total consolidated capitalization of Cinergy as of December 31, 2002

   Total capitalization multiplied by 15%

   Greater of $50 million or total capitalization multiplied by 15%

   Total current aggregate investment subsequent to March 24, 1997
       (categorized by major line of energy-related business):
         Energy-related business category "ii" (1) ^
         Energy-related business category "v" (2)
         Energy-related business category "vi" (3)
         Energy-related business category "vii" (4)
         Energy-related business category "viii" (5)
         Energy-related business category "ix" (6)

     Total current aggregate investment

           Difference between the greater of $50 million or 15% of
           capitalization and the total aggregate investment of the
           registered holding company system.
$ 8,604,686 15,564 275,137 85,203 20,487 234,170 537 ------------	$ 1,290,703 1,290,703 631,098 ------------ $ 659,605 ===========

(1)	Rule 58 defines category “ii” as the development and commercialization of electrotechnologies related to energy conservation, storage and conversion, energy efficiency, waste treatment, greenhouse gas reduction, and similar innovations.

(2)	Rule 58 defines category “v” as the brokering and marketing of energy commodities, including but not limited to, electricity, natural or manufactured gas and other combustible fuels.

(3)	Rule 58 defines category “vi” as the production, conversion, sale and distribution of thermal energy products, such as process steam, heat, hot water, chilled water, air conditioning, compressed air and similar products; alternative fuels; and renewable energy resources; and the servicing of thermal energy facilities.

(4)	Rule 58 defines category “vii” as the sale of technical, operational, management, and other similar kinds of services and expertise, developed in the course of utility operations in such areas as power plant and transmission system engineering, development, design, and rehabilitation; construction; maintenance and operation; fuel procurement, delivery and management; and environmental licensing, testing and remediation.

(5)	Rule 58 defines category “viii” as the development, ownership or operation of “qualifying facilities,” as defined under the Public Utility Regulatory Policies Act of 1978, as amended (PURPA), and any integrated thermal, steam host, or other necessary facility constructed, developed or acquired primarily to enable the qualifying facility to satisfy the useful thermal output requirements under PURPA.

(6)	Rule 58 defines category “ix” as the ownership, operation and servicing of fuel procurement, transportation, handling and storage facilities, scrubbers, and resource recovery and waste water treatment facilities.

^	The amount of capital contributions related to Catalytic Solutions, Inc. is being filed pursuant to Rule 104(b) on a confidential basis. For purposes of the aggregate investment calculation, this amount is immaterial.

ITEM 5. OTHER INVESTMENTS

Major Line of Energy-Related Business	Other Investment in Last U-9C-3 Report	Other Investment in this U-9C-3 Report	Reason for Difference in Other Investment
	(in thousands)	(in thousands)

NONE

ITEM 6. FINANCIAL STATEMENTS AND EXHIBITS

(a) Financial Statements

Omitted for the Fourth Quarter Pursuant to Instructions for "Item 6".

(b) Exhibits

Filed pursuant to Rule 104(b) on a confidential basis.

Energy-Related Activities Pursuant to SEC Orders in File No. 70-9803

By orders in the above-referenced file dated May 4, 2001 (HCAR No. 27393) and March 21, 2002 (HCAR No. 27506) (collectively, the “Orders”), the Commission authorized Cinergy to, among other things, engage in certain nonutility businesses both inside and in certain countries outside the United States, subject to the terms and conditions specified in those orders. More specifically, through one or more existing or future nonutility subsidiaries, Cinergy was authorized to engage in the business of brokering and marketing energy commodities in the United States, Canada and Mexico and was authorized to engage in the business of providing energy management services and energy-related consulting services (in each case as defined in the Orders) anywhere in the world.

The following summarizes activity conducted on the authority granted by the Orders during the period covered by this Report:

As previously reported herein, Cinergy has an indirect wholly-owned subsidiary, Cinergy Canada, Inc. (“Cinergy Canada”), for the purpose of marketing natural gas and natural gas liquids in Canada. Cinergy Canada is currently operating in the Canadian provinces of British Columbia, Alberta and Ontario. Cinergy Canada currently targets various marketing companies within these provinces as its primary customers.

As of December 31, 2002, Cinergy was not engaged in the business of brokering and marketing any energy commodities in Mexico.

Vestar, Inc. and its subsidiaries (collectively, “Vestar”) are in the business of marketing energy management services and solutions, intended to create cost savings and improve efficiency and productivity, to institutional, commercial and industrial customers in the United States and Canada. As of December 31, 2002, Vestar continued to be actively engaged in its North American energy management and energy performance contracting business.

SIGNATURES

Pursuant to the requirements of the Public Utility Holding Company Act of 1935, Cinergy Corp. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Cinergy Corp. __________________ Registrant
Dated: March 20, 2003
By /s/ Bernard F. Roberts ______________________ Bernard F. Roberts Duly Authorized Officer and Chief Accounting Officer

With the above signature, I also hereby certify that the corresponding report on Form U-9C-3 for the third quarter of 2002 was filed with Cinergy Corp.’s interested state commissions whose names and addresses are listed below.

The Public Utilities Commission of Ohio
Alan R. Schriber, Chairman
180 East Broad Street
Columbus, OH 43266

Indiana Utility Regulatory Commission
Nancy Manley, Secretary
302 W. Washington Street, Suite E306
Indianapolis, IN 46204

Kentucky Public Service Commission
Thomas Dorman, Executive Director
211 Sower Boulevard
P.O. Box 615
Frankfort, KY 40602